Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: March 8, 2018

The following articles written by third parties were made available to employees of CVS Health Corporation:

Investors pile into CVS $40 billion M&A bond

Reuters

By Eleanor Duncan, John Balassi and Mike Gambale

Strong investor demand for CVS Health’s US$40bn M&A bond gave a shot of confidence to the US high-grade bond market Tuesday after a recent bout of volatility in the usually rock solid asset class.

Order books of more than US$120bn for the nine-tranche trade - the third largest US dollar high-grade corporate deal on record, according to IFR data - brought some relief after new issues have traded wider in secondary of late.

“This is the deal of 2018,” Matt Brill, senior portfolio manager at Invesco, told IFR.

“The market needs this to do well.”

The CVS bond, which will help finance the US$69bn acquisition of health insurer Aetna, had been hailed as a crucial test for the market that has provided some of the largest corporations with cheap financing for several consecutive years.

CVS had been eyeing other currencies as well due to the large amount of debt it needed to raise.

But hefty demand for the US dollar offering helped alleviate concerns about investor demand that has tapered off in recent weeks, according to Lipper data.

The asset class, for example, last month saw its biggest weekly outflow since November 2016. Analysts have also warned about wilting demand from foreign investors as hedging costs have risen.

“The market at this juncture still has the capacity to finance large scale transactions,” said a banker not directly involved in the CVS deal.

BUYSIDE BARGAINING

Some investors, however, cautioned that other would-be borrowers may not find as welcome a reception.

Some, for example, gave CVS credit for the acquisition which will create one of the largest companies in the US by revenue and help cut costs. It could also help the firm resist Amazon’s entry into drug distribution.

“CVS has fundamentally changed its business through this acquisition,” Janelle Woodward, global co-head of income at BMO Global Asset Management, said.

Brill described the merged entity - the M&A deal is yet to close - as almost a conglomerate.

“It will have multiple sources of revenue, and will be an industry leader in multiple areas,” Brill said.

To win over investors, CVS also offered a steep discount on some of the tranches that include a special mandatory redemption clause.

That clause, offered on every tranche except the 30-year, requires CVS to buy the bonds back from investors at a price of 101 if the merger fails to close by September 3 next year.

Bond buyers hailed the discount as a break-through.

RECORD BOOKS

Still, the huge order book is one of the largest ever recorded in the corporate bond market, according to IFR data.

Mindful of the recent choppy backdrop, Bank of America Merrill Lynch, Barclays, Goldman Sachs and JP Morgan - active bookrunners on the CVS trade - closed books unusually early by 10:30am New York time, and launched it just after midday.

That strategy also allowed accounts whose orders weren’t filled to buy bonds in the secondary market on the same day of pricing, Brill said. The deal was trading tighter in the gray market on Tuesday afternoon after launch.

Relatively generous initial price thoughts on the trade, comprising maturities ranging from two to 30 years, certainly helped turn heads on the buyside from the get go.

IFR calculated new issue concession of between 30bp-40bp across the deal at IPTs stage, based on where outstanding bonds from CVS were trading. The only exceptions were the two and three-year bonds, which began with NICs closer to 15bp-25bp.

But as order books swelled, and leads pulled in spreads, NICs were closer to 10bp-18bp on the longest tranches at launch, and 2bp-4bp on the two shortest dated offerings, IFR calculations show.

Only Verizon’s US$49bn bond from 2013, and Anheuser-Busch InBev’s US$46bn bond issue from 2016 have been larger than the CVS issue.

InBev, by comparison, paid new issue concessions ranging between negative 5bp and plus 20bp on its multi-tranche offering that helped finance its acquisition of SABMiller, according to IFR calculations.

The CVS deal, rated Baa1 by Moody’s and BBB by S&P, is due to price later on Tuesday. Link to Original

CVS Bets Big With $40 Billion Bond Sale

The Wall Street Journal

By Matt Wirz

Pharmacy chain CVS Health CVS -0.38% Corp. sold $40 billion of bonds Tuesday to help pay for its acquisition of health insurer Aetna Inc. AET -0.03% months before it needs the money, seeking to get ahead of an expected rise in interest rates and a flood of borrowing across the economy.

The sale, the largest in two years, showed there is still eager demand from investors for corporate bonds issued by financially strong borrowers. But investors and companies say they are bracing for a sea change in the markets caused by shifts in U.S. monetary and fiscal policy that could penalize prospective debt issuers for waiting.

Investors are anticipating a deluge of bond issuance this year. The U.S. Treasury announced it would be selling $42 billion of additional bonds in the period from February through April, and many analysts forecast that the government will announce additional increases to bond sales in May.

Greater availability of bonds could send their prices lower, which results in higher rates. Some analysts and investors expect the additional supply of debt will push borrowing costs throughout the economy higher.

Regulators aren’t expected to pass judgment on the $69 billion Aetna purchase until late this year, but CVS issued the debt this week to avoid the risk that interest rates continue to rise, people familiar with the deal said. Another jump in Treasury bond yields could suppress investor appetite for new corporate debt.

Yields on corporate bonds jumped in tandem with U.S. interest rates this year, triggering a fall in bond prices and a decline in overall debt sales. Issuance of investment-grade corporate bonds totaled $217 billion in January and February compared with $256 billion in the same period last year, according to data from S&P Global.

Investors and other prospective borrowers were carefully watching CVS’s deal to see if the move in rates had affected the market’s capacity to finance outsize takeovers.

“There was a lot riding on this deal,” said Drew Conrad, a bond trader for Denver Investments, which manages about $4.5 billion of fixed income. “I think if this deal had gone poorly it would have made it harder for some of these large M&A deals to price debt where they wanted.”

CVS paid a slightly higher yield on the debt than is common for new bond sales, attracting hefty demand from investors who placed orders worth about $120 billion, or three times the amount of bonds on offer, people familiar with the deal said. The company will also use $4 billion of cash, a $5 billion loan and stock to pay for the buyout, the people said.

“Having a successful offering for CVS was important for paving the way for some other large borrowers,” said Dan Mead, a senior banker at Bank of America Corp. who worked on the deal. “The transaction showed there is still depth for large M&A financings in the investment-grade bond market.”

After a relatively slow 2017, M&A activity is heating up, with pending deals including United Technologies Corp.’s $23 billion planned purchase of Rockwell Collins and Bayer AG’s $57 billion expected acquisition of Monsanto Co.

Falling interest rates around the world in recent years pushed yield-starved investors to shift from government bonds to purchases of global corporate investment-grade bonds, fueling a record $3.32 trillion of issuance in 2017 as companies rushed to take advantage of low rates, according to data from Dealogic. Foreign purchases of corporate bonds slowed this year as the yield on the benchmark 10-year Treasury note rose by roughly half a percentage point. A Bloomberg Barclays index of the debt has declined 2.86% since Jan. 1.

Investors expect yields to remain higher, as the Federal Reserve raises interest rates and U.S. tax cuts combined with the recent budget agreement create more fiscal stimulus for an already-growing economy.

CVS offered buyers of the new debt a higher yield than that on its current bonds to ensure strong participation. CVS priced a new $5 billion bond due in 2025 to yield about 1.45 percentage points more than comparable U.S. Treasury bonds, roughly 0.15 percentage point more than its existing bonds of similar maturity, according to data from MarketAxess.

The company split the $40 billion financing into seven bonds with repayment dates ranging from two years to 30 years. The 30-year portion, which yields 1.95 percentage points more than underlying Treasurys, will remain outstanding even if regulators reject the Aetna purchase, which would force CVS to buy back most of the debt, investors said.

The company hired five investment banks to jointly arrange the sale: Bank of America Corp., Barclays PLC, Goldman Sachs Group Inc., JPMorgan Chase & Co. and yt yt & Co.—a larger group than normal to manage its size.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.